UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 27, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated April 27, 2017
99.2	Press release entitled “CNOOC Limited Announces Key Operational Statistics for Q1 2017”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2017 (ended 31 March 2017). The comparative statistics for the first quarter of 2016 (ended 31 March 2016) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2017 (ended 31 March 2017). The comparative statistics for the first quarter of 2016 (ended 31 March 2016) are also disclosed in this announcement.

The Company achieved total net production of 119.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2017, representing a decrease of 4.2% year over year (“YoY”), mainly due to the natural decline of the producing oil and gas fields.

For the first quarter of 2017, the Company made four new discoveries and drilled five successful appraisal wells offshore China. New discoveries of Bozhong 29-6 and Bozhong 29-6S were achieved in the mature area of Bohai, which demonstrated the great exploration potential of this area. Penglai 7-6 was successfully appraised and proved to be a mid-size oil and gas structure. The Company also achieved one new discovery and drilled one successful appraisal well overseas.

To date, for the projects planned to commence production this year, Penglai 19-9 oil field comprehensive adjustment and Enping 23-1 oil fields have commenced production, and other projects have progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 38.39 billion for the first quarter of 2017, representing an increase of 55.8% YoY, mainly due to the significant increase in international oil prices. During the period, the Company’s average realized oil price increased 58.7% YoY to US$51.64 per barrel, which is in line with the international oil prices trend. The Company’s average realized gas price was US$6.00 per thousand cubic feet, increasing by 5.4% YoY.

For the first quarter of 2017, the Company's capital expenditure reached approximately RMB 8.67 billion, representing a decrease of 10.6% YoY, mainly due to the decrease in development capital expenditure as a result of work plan and schedule adjustment.

First Quarter and Year-to-Date Net Production Summary (Unaudited)*

	2017						2016
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	40.5	13.6	42.7	40.5	13.6	42.7	43.8	13.5	46.1	43.8	13.5	46.1
Western South China Sea	9.3	25.7	13.7	9.3	25.7	13.7	9.9	25.7	14.3	9.9	25.7	14.3
Eastern South China Sea	17.5	18.8	20.7	17.5	18.8	20.7	17.9	17.9	20.9	17.9	17.9	20.9
East China Sea	0.4	5.6	1.4	0.4	5.6	1.4	0.4	5.7	1.3	0.4	5.7	1.3
Subtotal	67.7	63.7	78.4	67.7	63.7	78.4	72.0	62.9	82.6	72.0	62.9	82.6
Overseas
Asia (excluding China)	4.6	12.8	6.9	4.6	12.8	6.9	4.5	13.9	7.0	4.5	13.9	7.0
Oceania	0.2	4.3	1.0	0.2	4.3	1.0	0.3	7.3	1.7	0.3	7.3	1.7
Africa	7.2	-	7.2	7.2	-	7.2	6.8	-	6.8	6.8	-	6.8
North America (excluding Canada)	4.2	11.0	6.0	4.2	11.0	6.0	4.2	11.2	6.1	4.2	11.2	6.1
Canada	4.9	4.0	5.6	4.9	4.0	5.6	3.7	5.1	4.6	3.7	5.1	4.6
South America	2.0	12.3	4.1	2.0	12.3	4.1	2.2	13.6	4.5	2.2	13.6	4.5
Europe	9.4	2.5	9.8	9.4	2.5	9.8	10.3	4.0	11.0	10.3	4.0	11.0
Subtotal	32.4	46.9	40.6	32.4	46.9	40.6	32.0	55.2	41.7	32.0	55.2	41.7
Total	100.2	110.6	119.1	100.2	110.6	119.1	104.1	118.0	124.3	104.1	118.0	124.3

* Including our interest in equity method investees, which is approximately 4.2 mmboe in Q1 2017 and 4.6 mmboe in Q1 2016.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2017		2016		2017		2016
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	34,354	34,354	20,777	20,777	4,990	4,990	3,184	3,184
Natural gas	4,039	4,039	3,861	3,861	587	587	592	592
Marketing revenue, net	228	228	253	253	33	33	39	39
Others	1,857	1,857	928	928	270	270	142	142

Total	40,478	40,478	25,819	25,819	5,880	5,880	3,957	3,957

Capital Expenditures
Exploration	2,101	2,101	2,059	2,059	305	305	316	316
Development	5,599	5,599	6,678	6,678	813	813	1,024	1,024
Production	962	962	954	954	140	140	146	146
Others	7	7	3	3	1	1	0	0

Total	8,669	8,669	9,694	9,694	1,259	1,259	1,486	1,486

* Capitalized interests were not included. Capitalized interests for Q1 2017 and Q1 2016 were RMB490 million and RMB313 million, respectively.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.8843 has been used for the first quarter of 2017, and an exchange rate of US$1 = RMB6. 5247 has been used for the first quarter of 2016, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Li Jiewen Joint Company Secretary

Hong Kong, 27 April 2017

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Liu Jian (Vice Chairman) Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

中国海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2017

(Hong Kong, April 27, 2017) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2017.

For the first quarter of the year, the Company achieved total net production of 119.1 million barrels of oil equivalent (“BOE”), representing a decrease of 4.2% year-on-year (“YoY”), mainly due to the natural decline of the producing oil and gas fields.

During the period, the Company made four new discoveries and successfully drilled five appraisal wells in offshore China. Among them, the newly discovered Bozhong 29-6 and Bozhong 29-6S in the mature area of Bohai demonstrated favorable exploration potential of this area. The successfully appraised Penglai 7-6 proved to be a mid-size oil and gas structure. The Company also made one new discoveries and successfully drilled one appraisal wells overseas.

To date, for the projects planned to commence production this year, Penglai 19-9 oil field comprehensive adjustment project and the Enping 23-1 oil fields have already come on stream, and the other projects are moving smoothly.

For the first quarter of the year, the unaudited oil and gas sales revenue of the Company reached approximately RMB38.39 billion, representing an increase of 55.8% YoY, mainly attributable to the significant rebound in international oil prices. During the period, the Company’s average realized oil price increased by 58.7% YoY to US$51.64 per barrel, which was on par with the trend of the international oil prices, while the average realized gas price was US$6 per thousand cubic feet, up 5.4% YoY.

For the first quarter of the year, the Company’s capital expenditure amounted to approximately RMB 8.67 billion, representing a decrease of 10.6% YoY, mainly due to the YoY decrease in investment on development according to the work schedule arrangement.

Mr. Yuan Guangyu, CEO of the Company, said, “Despite the continued challenging market conditions, the Company has maintained smooth production and operations during the first quarter of the year. We will continue to enhance quality and efficiency, pursue quality growth, and increase profitability-oriented production volume.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Mr. Yan Cao

Deputy General Manager, Investor Relations Department

CNOOC Limited

Tel: +86-10-8452-1417

Fax: +86-10-8452-1441

E-mail: caoyan@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852 2894 6263

Fax: +852-2576 1990

E-mail: HL.Wong@hkstrategies.com